FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  7 March 2006


                               File no. 0-17630


                                  Final Results



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Final Results



CRH plc 2005 RESULTS

Year ended 31st December 2005


                                                                         2005        2004       % change
                                                                        euro m      euro m

-     Sales                                                             14,449      12,755            +13%
-     Operating profit *                                                 1,392       1,220            +14%
-     Profit before tax                                                  1,279       1,104            +16%

                                                                      euro cent   euro cent

-     Earnings per share                                                 186.7       163.6            +14%
-     Cash earnings per share                                            292.5       261.8            +12%
-     Dividend                                                            39.0        33.0            +18%

* Under IFRS, operating profit for both 2005 and 2004 does not reflect any charge for goodwill amortisation and is stated before profit on disposal of fixed assets.

  - CRH once again produced record sales and profits, a combination of strong underlying organic growth and good incremental contributions from acquisitions.
  - Total operating profit from European operations improved 7% to euro 676 million.
  - In Europe Materials, operating profit improved 18% to euro 377 million reflecting a full-year share of profit from Secil (acquired June 2004) in Portugal and a strong underlying advance.
  - Europe Products was impacted by generally subdued trading and a sharp decline in results from Insulation activities. Operating profit fell 8% to euro 176 million.
  - Operating profit of euro 123 million from Europe Distribution was just ahead of 2004 against a background of subdued Dutch retail demand and poor weather early in the year.
  - Total operating profit for the Americas operations increased by 22% to euro 716 million.
  - Americas Materials achieved significant success in recovering higher energy costs with a 20% increase in operating profit to euro 328 million and a welcome improvement in margin.
  - With continuing strong US residential construction and ongoing recovery in non-residential construction, Americas Products delivered a 23% increase in operating profit to euro 308 million.
  - Americas Distribution performed particularly strongly reporting a 27% increase in operating profit to euro 80 million, while operating profit margin improved to 7.0% (2004: 6.2%).
  - Total dividend has been increased by 18.2% making 2005 the 22nd consecutive year of dividend increase. This follows a 17.4% increase in 2004.
  - Total development activity amounted to euro 1.45 billion.



Liam O'Mahony, Chief Executive, said today:

"CRH continued to move forward on many fronts in 2005, once again producing new record sales and profits, with strong underlying profit growth and good contributions from acquisitions. The Group also delivered substantial development success, especially in the second half of the year.

While as always risks remain, the current business outlook is on the whole positive and we enter 2006 with good momentum. A gradual pick-up in European economies seems broadly under way, which if maintained should bring good benefits. In the US , while housing may moderate at strong levels, non-residential construction should continue to recover and highway markets are underpinned by passage of the new Highway Bill. With a continuing focus on operational effectiveness and ongoing acquisition benefits, we look to 2006 with confidence."


Announced Tuesday, 7th March 2006


RESULTS


HIGHLIGHTS

CRH continued to move forward on many fronts in 2005, once again producing new record sales and profits; a combination of strong underlying organic growth and good contributions from acquisitions. We also delivered substantial development success particularly in the second half of the year.

Despite heightened awareness of the budget and trade deficits, the devastating impact of Hurricane Katrina which decimated New Orleans and ongoing national security costs, the United States economy continued to grow relatively robustly in 2005. In contrast, while activity in some European countries picked up somewhat, overall Eurozone growth was still disappointing, with continuing weakness in the Netherlands and Germany . Energy prices rose further, but our businesses coped well with this challenge. The US Dollar stabilised, leading to minimal overall currency impact relative to the previous year.

The results highlights for 2005, reported under International Financial Reporting Standards (IFRS), are set out below. The results reflect the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of profit after tax of associates is included as a single line item in arriving at Group profit before tax.

  - Sales:  euro 14,449 million, up 13%
  - Operating profit*:  euro 1,392 million, up 14%
  - Profit before tax:  euro 1,279 million, up 16%
  - Basic earnings per share:  186.7c, up 14%
  - Cash earnings per share:   292.5c, up 12%

* Before profit on disposal of fixed assets.

Note 5 on page 16 analyses the key components of 2005 performance. All 2004 figures presented for comparative purposes in this Preliminary Results Announcement are restated in accordance with IFRS and accordingly the profit numbers for both 2004 and 2005 do not include any charge for goodwill amortisation. Under IFRS, amortisation of intangible assets amounted to euro
9.1 million (2004: euro 4.1 million).


DIVIDENDS

The Board is recommending a final dividend of 27.75c per share, an increase of 18.6% on the 2004 final dividend of 23.4c. This gives a total dividend for the year of 39.0c, an increase of 18.2%, representing the twenty-second consecutive year of dividend growth. It is proposed to pay the final dividend on 8th May 2006 to shareholders registered at the close of business on 17th March 2006.

A scrip dividend alternative is being offered to shareholders.

Segment Review



EUROPE - MATERIALS


                                                                     Analysis of change

                                               Total                       Acquisitions
euro million             2005        2004     change      Exchange       2004       2005       Organic

Sales                   2,646       2,307        +339          +28       +107        +24           +180
% change                                         +15%          +1%        +5%        +1%            +8%
Operating profit*         377         320         +57           +4        +17         +3            +33
% change                                         +18%          +1%        +5%        +1%           +11%
Margin                  14.2%       13.9%

* Operating profit is before profit on disposal of fixed assets.


Europe Materials benefited from generally improved market conditions in all major regions and delivered an 18% increase in operating profit.

Ireland : 2005 construction output on the island increased by approximately 5%. The housing sector remained the main driver in the Republic of Ireland with completions ahead of last year at approximately 81,000 units. The National Development Plan continued to deliver road construction activity and the commercial and industrial sectors improved with the sustained growth in the economy. In Northern Ireland , the commercial and public sectors were very strong although this was partly offset by a decline in housing activity due to delays in the planning process. Despite very competitive markets, it was another good year for CRH in Ireland with an increase of approximately 5% in our total cement volumes and profits ahead of 2004.

Finland/Baltics: After a flat start to the year, construction activity in Finland recovered in the second half resulting in overall growth of approximately 3%. This was evident across all sectors of the market with our cement volumes also exceeding 2004 levels by approximately 3%. The Baltic region, including St. Petersburg , enjoyed strong growth. Profits for the year advanced due to increased second half demand, better margins and tight cost control.

Poland/Ukraine: The extended winter in Poland reduced sales of all products at the start of the year; however, cement demand in the second half proved exceptionally strong leaving cement volumes just ahead of 2004 by year-end. Our aggregates and blacktop businesses benefited most from increased road building activity. Readymixed concrete and concrete pavers experienced higher demand while sales volumes in aerated concrete and lime were lower than in 2004. Overall, Polish profits improved. In Ukraine , cement sales increased significantly resulting in a substantial profit increase.

Switzerland : Construction output increased with growth in housing and continuing good infrastructure spend more than compensating for modest declines in other sectors. Our aggregates operations performed well while our cement operations enjoyed a volume increase of approximately 6%. Despite strong competition, profit performance was in line with the high level of 2004. This was due to overall efficiency improvements and greater use of alternative fuels in the Wildegg cement plant.

Iberia : In Spain , the residential market was the main driver for our readymixed concrete businesses, together with strong infrastructural investment in the Madrid and Catalonia markets. Sales and profits were ahead of 2004. In Portugal , construction output moderated in the second half of the year due to reduced housing activity and constraints on public expenditure. Cement volumes at our joint venture Secil, in which we acquired a 49% stake in June 2004, showed a slight reduction on full-year 2004 levels. Higher input costs were offset by good cost control and pricing discipline in our main regional markets. Overall the Secil group performed in line with expectations.


EUROPE - PRODUCTS


                                                                  Analysis of change
                                          Total                      Acquisitions     Re-org.
euro million           2005     2004     change     Exchange      2004      2005      costs      Organic

Sales                 2,533    2,245       +288          +9       +124      +137          -         +18
% change                                   +13%           -        +6%       +6%          -         +1%
Operating profit*       176      191        -15           -        +11        +4         -7         -23
% change                                    -8%           -        +6%       +2%        -4%        -12%
Margin                 6.9%     8.5%

* Operating profit is before profit on disposal of fixed assets and includes re-organisation costs of euro 10 million (2004: euro 3 million).


Our Products operations faced generally subdued markets and trading conditions throughout 2005 and operating profit fell, largely due to a sharp decline in results from our Insulation activities.

Concrete Products: The group reported similar profits with contributions from acquisitions offsetting heritage declines in challenging markets. In Architectural Products (pavers, tiles and blocks), our Dutch and Belgian businesses faced tough competition due to market over-capacity and downward price pressure. In Germany , lower volumes and higher raw material costs led to a decline in profitability. However, our business in Slovakia performed ahead of expectations and profits advanced. A softening housing market adversely impacted our results in the UK . Stradal, the leading landscaping and infrastructural products business in France acquired in August, performed in line with expectations. In Structural Products (floor & wall elements, beams, vaults and drainage products), our Belgian operations turned in an excellent performance with synergies being realised from recent acquisitions. The businesses in France and Poland performed strongly with robust markets and benefits from cost-cutting actions. Dutch operations performed in line with 2004 against a weak commercial backdrop. Our Danish businesses grew strongly and profits were well up on 2004. Sales and profits from our Sand-Lime Brick business in the Netherlands advanced with the upturn in housing. However, trading conditions for our 45% Cementbouw Joint Venture in materials trading and readymixed concrete in the Netherlands remained tough and its profits declined.

Clay Products: Brick industry volumes in the UK continued to decline due to falls in both the new residential and RMI sectors while energy prices increased significantly, particularly towards the end of the year. Nevertheless, profits remained at similar levels to last year supported by strong pricing, improved factory and energy efficiencies and good cost control. Overall profitability in our Mainland Europe activities in the Netherlands , Belgium , Germany and Poland remained stable despite higher energy costs.

Building Products: This group now comprises four product segments: Insulation, Fencing & Security, Daylight & Ventilation and Construction Accessories. Our Insulation operations suffered from severe volatility in energy-related input costs in the first half of the year and, despite making good progress with restructuring initiatives and delivering a more stable second-half performance, profits declined sharply. Fencing & Security had another year of progress with a strong performance in the Netherlands and continuing good UK results more than offsetting fierce competitive pressure in Germany . Daylight & Ventilation faced strong competition in both Germany and the Netherlands but benefited from the February acquisition of the Laubeuf group which added to market positions in France and Belgium . Construction Accessories heritage operations delivered higher profits, successfully passing on steel price increases. Acquisitions in Switzerland in June and in France/Germany in October contributed strongly to profits.


EUROPE - DISTRIBUTION


                                                                   Analysis of change

                                          Total                   Acquisitions        Re-org.
euro million             2005   2004     change     Exchange      2004      2005       costs      Organic

Sales                   2,193  1,904       +289          +2       +186       +70           -         +31
% change                                   +15%           -       +10%       +3%           -         +2%
Operating profit*         123    121         +2           -         +5         -           -          -3
% change                                    +2%           -        +4%         -           -         -2%
Margin                   5.6%   6.4%

* Operating profit is before profit on disposal of fixed assets. Operating profit relating to 2004 acquisitions is after euro 3 million of integration costs. Operating profit includes re-organisation costs related to ongoing operations of euro 2 million (2004: euro 2 million).

Overall, operating profit in Europe Distribution was similar to 2004. Continued subdued Dutch retail demand and poor weather early in the year led to a slight decline in organic profits. This was more than offset by contributions from acquisitions.


DIY: Reduced consumer confidence led to generally weak retail sales resulting in a slow-moving Benelux market. With its extensive network throughout the Netherlands and growing presence in Belgium , our DIY business had another satisfactory year, although profits were somewhat below a record 2004. Our joint venture in Portugal delivered a good advance in sales supported by the opening of five new stores, bringing the total network to 21.

Builders Merchants: Although the number of new house completions increased, our Dutch general builders merchants business faced increased competition. However, rigorous cost control and benefits from 2004 acquisition activity resulted in a profit increase, despite restructuring costs. Our businesses in Ile-de-France had an improved year while the Doras joint venture made further progress in lacklustre markets in the Burgundy and Franche-Comte regions. Swiss operations benefited from good market conditions and, helped by the positive impact of internal improvement programmes, delivered an excellent year with further progress in sales and profits. The acquisition of Quester in Austria was completed in mid-October and its post-acquisition performance had only minimal impact on the 2005 outcome.

In late December, the group acquired a 47.8% stake in BauKing, a leading builders merchant and DIY operator in northern Germany . Given the timing of this transaction, no sales or profits for BauKing are included in our 2005 figures.



AMERICAS - MATERIALS


                                                                  Analysis of change

                                                Total                    Acquisitions
euro million              2005       2004      change      Exchange     2004       2005       Organic

Sales                    3,165      2,823        +342           -        +54       +109           +179
% change                                         +12%           -        +2%        +4%            +6%
Operating profit*          328        274         +54           -         +6         +8            +40
% change                                         +20%           -        +2%        +3%           +15%
Margin                   10.4%       9.7%

* Operating profit is before profit on disposal of fixed assets.


Another year of rapidly escalating energy costs created a challenging environment for our operations. Bitumen costs increased by 13%; energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, had a composite cost increase of 25%, while diesel fuel and gasoline used to power our mobile fleet increased by 37%. We achieved significant success in recovering these higher costs with strong price improvements and delivered good organic growth and a welcome improvement in operating profit and margin.

Highway markets were generally favourable with increases in Federal and State spending. However, the strong product price increases somewhat constrained the volume of asphalt paving work available in the final quarter. The Federal Highway Bill, SAFETEA-LU, was signed by President Bush in August but came too late to impact 2005 activity levels. Residential markets remained strong, buoyed by low interest rates, while non-residential construction continued to improve. Total volumes, including acquisition effects, increased 3% in aggregates, 6% in readymixed concrete and 1% in asphalt. Overall prices increased 7% in aggregates, 9% in readymixed concrete and 11% in asphalt, reflecting the successful effort to recover higher energy costs. However, the higher prices, combined with cement shortages in some western markets late in the year hampered heritage demand, with flat volumes in aggregates and readymixed concrete and a 3% decline in asphalt.

New England: New Hampshire and Vermont enjoyed better trading in improving markets. These gains were partially offset by declines in Maine and Connecticut where volumes were stable but price increases did not fully recover sharply higher input costs. Massachusetts performed well with a solid highway programme, the benefit of which was partially offset by higher energy costs.

New York/New Jersey: Our New York/New Jersey businesses saw improved results compared with 2004 as the Gallo acquisition was integrated with heritage operations in the New York metro area. Significant price increases for all products did not fully offset higher energy costs. In Upstate New York, our Albany operations increased profits in good markets while Rochester results declined once again, as the market continued to contract, with many large local employers continuing to scale back their activities.

Central: Overall operating profit increased in the region. West Virginia had a strong year benefiting from good highway markets and success in recovering higher input costs. Michigan saw some improvement, but our primary highway market remains depressed with both state and private markets continuing to deteriorate. Ohio benefited from steady markets and the integration of recent acquisitions while Pennsylvania and Delaware improved due to management action in generating cost efficiencies. Mountain Companies, which was acquired in late October, had a modest impact on overall profitability in the year.

West: Strong local economies and exposure to the housing market combined to deliver an outstanding year. Once again, Utah and Idaho saw significant profit gains as our operations benefited from buoyant markets for all products. In Washington , results improved despite increasing competition. Our Iowa operations had another good year. Good progress was also made in Wyoming , Montana , South Dakota , Colorado and New Mexico .


AMERICAS - PRODUCTS


                                                                     Analysis of change

                                                 Total                     Acquisitions
euro million              2005        2004      change     Exchange      2004       2005         Organic

Sales                    2,756       2,462        +294          +11       +58        +58            +167
% change                                          +12%          +1%        +2%      +2 %             +7%
Operating profit*          308         251         +57           +2         +2         -             +53
% change                                          +23%          +1%        +1%         -            +21%
Margin                   11.2%       10.2%

* Operating profit is before profit on disposal of fixed assets.

Despite the challenge of rising input costs, particularly cement, energy and petroleum-based materials, our three products businesses reported healthy increases in sales and operating profit. Internal initiatives to manage costs and prices, combined with strong residential activity and a continuing recovery in the non-residential building sector, contributed to growth and improved performance.

Architectural Products (APG): Despite higher energy, transport and raw material prices, and some regional softness in RMI sector demand, APG achieved good operational improvements along with targeted price increases which, with the benefit of acquisition contributions, delivered double-digit percentage growth in sales and operating profit for the year. The West and South regions performed particularly well and clay brick producer Glen-Gery also advanced, although the impact of higher second-half natural gas costs somewhat eroded its strong first-half gains.

Precast: Continued strength in the residential construction sector, together with recovery in non-residential and modest improvement in telecommunications construction, resulted in record volumes from our legacy operations. The combination of cost control, product mix and a disciplined pricing policy resulted in good margin improvement and record profits for the group. Backlog has increased both in volume and margin terms compared with the same time last year, setting the foundation for continued progress in 2006.

Glass: The group achieved another year of strong organic sales and profit growth despite only modest improvements in a number of our markets. Robust demand for high-performance, solar-control insulating glass products provided the group with further gains in market share in this higher-margin segment. Our hurricane-resistant product StormGlass(R) also achieved record sales following adoption of more demanding building codes along the Atlantic and Gulf coasts.


AMERICAS - DISTRIBUTION


                                                                        Analysis of change

                                                 Total                     Acquisitions
euro million              2005        2004      change       Exchange     2004       2005        Organic

Sales                    1,156       1,014        +142            -         +7       +50             +85
% change                                         + 14%            -        +1%       +5%             +8%
Operating profit*           80          63         +17            -         +1        +3             +13
% change                                         + 27%            -        +1%       +5%            +21%
Margin                    7.0%        6.2%

* Operating profit is before profit on disposal of fixed assets.

As in the latter months of 2004, our Distribution operations benefited substantially in the first half of 2005 from significant repair work in Florida in the aftermath of the devastating 2004 hurricanes. This additional Florida demand moderated somewhat through the second half of 2005 and the late 2004 gains arising from steep price increases for many of the products handled by these businesses were not repeated. Despite the tougher second-half comparatives, our Distribution operations delivered further organic growth helped by robust markets in southern California and Hawaii . It also benefited from good acquisition contributions and the significant expansion of its Interior Products operations (gypsum wallboard, steel studs and acoustical ceiling systems). As a result, full-year operating profit from Americas Distribution advanced strongly with a further healthy improvement in overall operating margin.


FINANCE AND TAX

The higher interest charge in 2005 principally reflects the impact of 2004 and 2005 acquisitions. EBITDA interest cover for the year, including share of joint ventures, was a very comfortable 12.7 times (2004: 12.3 times). Profit after tax from associates of euro 25.9 million (2004: euro 19.4 million) increased principally due to an improved performance in our cement associate in Israel and from our investments in distribution in the Netherlands and France . The tax charge at 21.8% of Group profit before tax, excluding share of associates' after-tax profits, was similar to 2004 (21.4%).

After three years of decline in the average US Dollar exchange rate versus the euro, the average rate of 1.2438 in 2005 was little changed compared with 2004 (1.2439). Average exchange rates for the Group's other major operating currencies also showed little change with the exception of the Polish Zloty and the Canadian Dollar, which were respectively 12% and 7% stronger versus the euro. As a result, after three consecutive years of significant adverse translation effects on profit before tax, the Group benefited in 2005 from a modest positive impact of euro 4 million.

Net debt increased by just euro 690 million despite a total spend of euro 1,950 million on acquisitions, investments and capital projects and a euro 165 million negative translation impact mainly due to the stronger US Dollar. Net debt at year-end 2005 amounted to euro 3,448 million (2004: euro 2,758 million). The favourable euro 413 million translation impact on total equity was principally due to the effect of the stronger US Dollar.


DEVELOPMENT

2005 was a year of considerable success on the development front with total activity of approximately euro 1.45 billion. This involved value-enhancing acquisitions across all segments together with a number of major capital projects. These will add to the future performance and growth of the Group, and once again demonstrate the success of CRH's well-proven development strategy.

Europe Materials committed euro 50 million to four add-on deals and two development capital projects. Just before year-end we acquired control of a 26.3% stake in Corporacion Uniland S.A., a Spanish cement, aggregates and readymixed concrete producer with interests in Tunisia and South America, for approximately euro 300 million.

It was a very active year for Europe Products with a total commitment of euro 236 million. This included acquisitions by Concrete Products in Belgium , France and Denmark , additions to our growing Construction Accessories business in a number of countries, together with bolt-on transactions in our Clay, Fencing & Security and Daylight & Ventilation businesses.

We significantly enhanced our Europe Distribution network during 2005 through a combination of greenfield expansion, add-on acquisitions and its first acquisitions in Austria and Germany for a total commitment of euro 169 million.

For Americas Materials, in addition to committing some euro 72 million to 17 add-on deals, the highlight was the euro 344 million purchase of Mountain Companies, an integrated aggregates and asphalt player in Kentucky, West Virginia and Virginia, and a 50% stake in Bizzack, its heavy construction affiliate, together with Southern Minnesota Construction.

Americas Products spent a total of euro 206 million, again a combination of capital projects and add-on acquisitions. The Architectural Products Group was particularly active completing six transactions, which included a significant expansion of its growing bagged soil and mulch homecentre business, together with capital projects aimed at supplying growing demand for pavers, blocks and bagged stone products.

Americas Distribution invested a total of euro 73 million on the completion of eight transactions during the year. Five of these were in the fast-growing interior products segment with the remaining three in the roofing and siding segment.


OUTLOOK

CRH delivered a strong profit and development performance in 2005. Key to that performance was the effective recovery of significant energy cost increases; this looks likely to continue to be crucial in the year ahead.

The market outlook for Europe Materials in 2006 is broadly positive. While housing output in Ireland is expected to ease from current record levels, this is likely to be offset by increased non-residential activity and continued high levels of infrastructure and public projects. Further growth is forecast for our Finland and Baltic operations, while prospects for construction activity levels in Poland are also positive, particularly so for EU-funded infrastructure projects. The outlook for overall construction activity in Switzerland is stable although some infrastructure projects in our markets are now complete. In Iberia , a small decline in Portuguese construction activity seems likely while we expect activity in Spain to continue at current high levels. Against this backdrop, and with capital expenditure programmes focused on cost reduction and productivity improvement beginning to feed through to the bottom line, we look to further organic growth for Europe Materials in 2006. This, combined with the benefit of 2005 development initiatives, should deliver another year of progress.

Forecasts for construction output in the major markets for Europe Products & Distribution are showing some growth in 2006, with the exception of Germany , where no construction recovery is expected before 2007, and the UK where the housing market has slowed. For the Netherlands , we anticipate a pick-up in the economy, with continued growth in new housing construction and strengthening consumer confidence from the low 2005 levels, while Belgium and France should also advance. We look to an improved performance in our Europe Products businesses in 2006 with ongoing recovery in Insulation and good benefits from 2005 Concrete and Construction Accessories acquisitions. Europe Distribution is expected to benefit from improving Dutch consumer confidence, continuing benefits from internal improvement programmes in our Swiss businesses and recent acquisitions in Austria and Germany .

The re-authorisation of the Federal Highway funding programme, SAFETEA-LU, and improving state finances, should lead to strengthening 2006 US highway markets, the most important sector for our Americas Materials Division representing 65% of its end-use demand. While housing at 15% of Americas Materials demand is forecast to soften slightly, it should be more than offset by a continued recovery in non-residential building markets which represent 20% of demand. Together these factors should lead to moderate volume growth. Pricing strategy for this Division will continue to focus on the recovery of higher input costs and, with benefits from 2005 development activity, we look forward to further progress in this Division in 2006.

Although some softening in the current strong level of US housing construction is generally forecast for 2006, good employment levels, strong demographics and moderate interest rates continue to support underlying demand in this sector. Non-residential construction, which in real terms is still well below its peak of the early 2000's, is expected to continue its recovery in 2006. We also expect our Canadian and South American operations to see further progress. Against this backdrop we look to a further operating profit advance for our Products operations and, although its margins may ease from current high levels, our Distribution business should also deliver improved profits in 2006.

While as always risks remain, the current business outlook is on the whole positive and we enter 2006 with good momentum. A gradual pick-up in European economies seems broadly under way, which if maintained should bring good benefits. In the US , while housing may moderate at strong levels, non-residential construction should continue to recover and highway markets are underpinned by passage of the new Highway Bill. With a continuing focus on operational effectiveness and ongoing acquisition benefits, we look to 2006 with confidence.

                                     ******


This results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this results announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.


GROUP INCOME STATEMENT
For the year ended 31st December 2005


                                                                             2005                  2004
                                                                           euro m                euro m

Revenue                                                                  14,449.3               12,754.5
Cost of sales                                                           (9,901.7)              (8,717.4)

Gross profit                                                              4,547.6                4,037.1
Operating costs                                                         (3,155.3)              (2,816.9)

Group operating profit                                                    1,392.3                1,220.2
Profit on disposal of fixed assets                                           19.8                   10.8

Profit before finance costs                                               1,412.1                1,231.0
Finance costs                                                             (297.4)                (264.3)
Finance revenue                                                             138.3                  117.9
Group share of associates'  profit after tax                                 25.9                   19.4

Profit before tax                                                         1,278.9                1,104.0
Income tax expense                                                        (272.6)                (232.2)

Group profit for the financial year                                       1,006.3                  871.8

Profit attributable to:
Equity holders of the Company                                               997.9                  866.1
Minority interest                                                             8.4                    5.7

Group profit  for the financial year                                      1,006.3                  871.8


Earnings per Ordinary Share
Basic                                                                      186.7c                 163.6c
Diluted                                                                    185.2c                 162.7c

Cash earnings per Ordinary Share                                           292.5c                 261.8c



GROUP BALANCE SHEET
As at 31st December 2005

                                                                             2005                   2004
ASSETS                                                                     euro m                 euro m
Non-current assets
Property, plant and equipment                                             6,823.5                5,830.6
Intangible assets                                                         2,252.5                1,774.1
Investments in associates                                                   527.6                  178.8
Derivative financial instruments                                            154.8                  173.2
Other financial assets                                                      106.9                  113.2
Deferred income tax assets                                                  466.5                  335.3

Total non-current assets                                                 10,331.8                8,405.2

Current assets
Inventories                                                               1,722.6                1,308.9
Trade and other receivables                                               2,476.4                1,973.1
Derivative financial instruments                                             30.7                    1.1
Liquid investments                                                          342.5                  311.7
Cash and cash equivalents                                                 1,148.6                1,072.0

Total current assets                                                      5,720.8                4,666.8

Total assets                                                             16,052.6               13,072.0

EQUITY
Equity share capital                                                        182.3                  181.0
Non-equity share capital                                                      1.2                    1.2
Share premium account                                                     2,208.3                2,149.3
Other reserves                                                               37.4                   23.5
Foreign currency translation reserve                                        233.5                (179.9)
Retained income                                                           3,532.7                2,770.1

                                                                          6,195.4                4,945.2
Minority interest                                                            38.3                   34.2

Total equity                                                              6,233.7                4,979.4

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                                     4,524.5                3,802.4
Derivative financial instruments                                             13.5                   51.9
Deferred income tax liabilities                                           1,184.5                  987.4
Trade and other payables                                                    187.6                  122.0
Retirement benefit obligations                                              450.5                  349.7
Provisions for liabilities and charges                                      223.0                  182.3
Capital grants                                                               12.1                   12.4

Total non-current liabilities                                             6,595.7                5,508.1

Current liabilities
Trade and other payables                                                  2,254.4                1,742.1
Current income tax liabilities                                              271.5                  284.5
Interest-bearing loans and borrowings                                       582.3                  251.4
Derivative financial instruments                                              4.6                  210.4
Provisions for liabilities and charges                                      110.4                   96.1

Total current liabilities                                                 3,223.2                2,584.5

Total liabilities                                                         9,818.9                8,092.6

Total equity and liabilities                                             16,052.6               13,072.0




GROUP CASH FLOW STATEMENT
For the year ended 31st December 2005

                                                                             2005                   2004
                                                                           euro m                 euro m
Cash flows from operating activities
Group operating profit                                                    1,392.3                1,220.2
Depreciation charge                                                         555.8                  515.9
Employee share options expense                                               13.9                    9.7
Amortisation of intangible assets                                             9.1                    4.1
Net movement on provisions                                                   11.8                 (12.0)
Increase in working capital                                               (149.4)                 (78.6)
Amortisation of capital grants                                              (2.0)                  (2.2)
Other non-cash movements                                                      2.9                 (10.3)

Cash generated from operations                                            1,834.4                1,646.8
Interest paid (including finance leases)                                  (184.0)                (156.5)
Income taxes paid:
- Irish corporation tax                                                    (13.3)                 (17.1)
- Overseas corporation tax                                                (246.2)                (188.1)

Net cash inflow from operating activities                                 1,390.9                1,285.1

Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets                                      102.8                  102.3
Interest received                                                            43.4                   22.6
Capital grants received                                                       1.5                    0.2
Dividends received from associates                                           14.2                    8.0

                                                                            161.9                  133.1

Outflows
Purchase of property, plant and equipment                                 (652.1)                (550.7)
Repayment of capital grants                                                     -                  (0.5)
Acquisition of subsidiaries and joint ventures                            (808.3)                (711.4)
Investments in and advances to associates                                 (298.9)                  (6.0)
Advances to joint ventures and purchase of trade investments                (7.7)                  (5.0)
Deferred and contingent acquisition consideration paid                     (45.3)                 (57.3)

                                                                        (1,812.3)              (1,330.9)

Net cash outflow from investing activities                              (1,650.4)              (1,197.8)

Cash flows from financing activities
Inflows
Proceeds from issue of shares                                                39.5                   36.6
Shares issued to minority interests                                           0.3                      -
Increase in interest-bearing loans and borrowings                           796.8                  584.2
Increase in finance lease liabilities                                         6.5                   56.2
Net cash movement in derivative financial instruments                     (102.8)                 (62.2)

                                                                            740.3                  614.8

Outflows
Expenses paid in respect of share issues                                    (0.2)                  (0.3)
Increase in liquid investments                                             (15.0)                 (25.2)
Repayment of interest-bearing loans and borrowings                        (250.0)                (477.8)
Repayment of finance lease liabilities                                     (12.9)                 (24.4)
Dividends paid to equity holders of the Company                           (164.2)                (119.6)
Dividends paid to minority interests                                        (9.4)                  (2.6)

                                                                          (451.7)                (649.9)

Net cash inflow / (outflow) from financing activities                       288.6                 (35.1)

Change in cash and cash equivalents                                          29.1                   52.2
Translation adjustment                                                       47.5                 (20.1)
Joint venture becoming an associate                                             -                  (1.0)
Cash and cash equivalents at beginning of year                            1,072.0                1,040.9

Cash and cash equivalents at end of year                                  1,148.6                1,072.0



GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                                             2005                   2004
                                                                           euro m                 euro m
Items of income/(expense) recognised directly within equity:
Currency translation effects                                                413.4                (179.9)
Group defined benefit pension obligations:
- Actuarial loss                                                           (86.1)                (119.2)
- Deferred tax asset                                                         21.7                   31.3
Deferred tax asset on employee share schemes                                 12.3                      -
Gains/(losses) relating to cash flow hedges                                   2.7                  (0.3)
Deferred tax liability on cash flow hedges                                  (0.7)                      -

Net income/(expense) recognised directly within equity                      363.3                (268.1)
Group profit for the financial year                                       1,006.3                  871.8

Total recognised income and expense for the year                          1,369.6                  603.7

Equity holders of the Company                                             1,360.4                  599.8
Minority interest                                                             9.2                    3.9

Total recognised income and expense for the year                          1,369.6                  603.7




GROUP STATEMENT OF CHANGES IN EQUITY



                                                                             2005                   2004
                                                                           euro m                 euro m

Total equity at beginning of year                                         4,979.4                4,447.0
Issue of shares:
- Share options and participation schemes                                    39.5                   36.6
- Issued in lieu of dividends                                                21.0                   36.4
- Expenses in respect of share issues                                       (0.2)                  (0.3)
 Employee share options expense                                              13.9                    9.7
Dividends                                                                 (185.2)                (156.0)
Movement in minority interest                                                 4.1                    8.0
Items of income/(expense) recognised directly within equity:
Currency translation effects                                                413.4                (179.9)
Group defined benefit pension obligations                                  (64.4)                 (87.9)
Deferred tax asset on employee share schemes                                 12.3                      -
Cash flow hedges                                                              2.0                  (0.3)
Profit for the year attributable to equity holders                          997.9                  866.1

Total equity at end of year                                               6,233.7                4,979.4



Supplementary Information


1    International Financial Reporting Standards


Basis of preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS). The transition date for implementation of IFRS by the Group was 1st January 2004. The financial statements for the year ended 31st December 2004, which were prepared in accordance with generally accepted accounting practice in the Republic of Ireland (Irish GAAP), have been restated under IFRS with effect from the transition date.

Full details of the accounting policies adopted by the Group on implementation of IFRS, and of the impact on the reported results and balance sheet of the Group of the transition to IFRS, were published on 31st May 2005 and are available on the Group's website www.crh.com.


Approved IFRS

The Group's accounting policies under IFRS are based on the International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards
(IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.


2    Translation of Foreign Currencies

This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:


                                                    Average                             Year ended
euro 1 =                                      2005          2004                   2005          2004

US Dollar                                   1.2438        1.2439                 1.1797        1.3621
Pound Sterling                              0.6838        0.6787                 0.6853        0.7051
Polish Zloty                                4.0224        4.5268                 3.8600        4.0845
Swiss Franc                                 1.5483        1.5438                 1.5551        1.5429
Argentine Peso                              3.6356        3.6572                 3.5868        4.0488



3     Analysis of Revenue and Operating Profit by Business



                                                  2005                                    2004
                                            euro m              %                   euro m             %
Revenue
Europe Materials                           2,646.2           18.3                  2,306.8          18.1
Europe Products                            2,533.4           17.5                  2,245.0          17.6
Europe Distribution                        2,192.9           15.2                  1,904.1          14.9
Americas Materials                         3,164.7           21.9                  2,823.2          22.1
Americas Products                          2,755.9           19.1                  2,461.6          19.3
Americas Distribution                      1,156.2            8.0                  1,013.8           8.0

                                          14,449.3            100                 12,754.5           100


Operating profit
Europe Materials                             377.0           27.1                    320.2          26.2
Europe Products                              175.6           12.6                    190.7          15.6
Europe Distribution                          123.4            8.9                    121.4           9.9
Americas Materials                           328.2           23.5                    273.9          22.5
Americas Products                            307.6           22.1                    250.7          20.6
Americas Distribution                         80.5            5.8                     63.3           5.2

                                           1,392.3            100                  1,220.2           100


Profit on disposal of fixed assets
Europe Materials                               8.8                                     0.2
Europe Products                                1.8                                     0.8
Europe Distribution                          (0.8)                                   (2.2)
Americas Materials                             9.7                                     5.7
Americas Products                            (0.1)                                     4.8
Americas Distribution                          0.4                                     1.5

                                              19.8                                    10.8


Depreciation charge
Europe Materials                             129.0                                   125.5
Europe Products                              126.8                                   114.1
Europe Distribution                           31.6                                    30.0
Americas Materials                           164.8                                   151.3
Americas Products                             93.4                                    86.1
Americas Distribution                         10.2                                     8.9

                                             555.8                                   515.9


Amortisation of intangible assets
Europe Materials                                 -                                       -
Europe Products                                1.5                                     0.3
Europe Distribution                            0.4                                     0.3
Americas Materials                               -                                       -
Americas Products                              5.8                                     2.8
Americas Distribution                          1.4                                     0.7

                                               9.1                                     4.1




4     Geographical Analysis of Revenue and Operating Profit


                                                   2005                                  2004
                                            euro m             %                  euro m               %
Revenue
Ireland *                                  1,164.1           8.1                 1,056.2             8.3
Benelux                                    2,468.6          17.1                 2,166.8            17.0
Rest of Europe                             3,733.8          25.8                 3,221.8            25.2
Americas                                   7,082.8          49.0                 6,309.7            49.5

                                          14,449.3           100                12,754.5             100


Operating profit
Ireland *                                    148.4          10.7                   142.7            11.7
Benelux                                      186.2          13.3                   195.1            16.0
Rest of Europe                               340.6          24.5                   293.4            24.0
Americas                                     717.1          51.5                   589.0            48.3

                                           1,392.3           100                 1,220.2             100


Profit on disposal of fixed assets
Ireland *                                      8.1                                   0.6
Benelux                                        0.4                                   0.6
Rest of Europe                                 1.3                                 (2.4)
Americas                                      10.0                                  12.0

                                              19.8                                  10.8



Depreciation charge
Ireland *                                     44.5                                  44.0
Benelux                                       78.9                                  75.4
Rest of Europe                               164.0                                 150.2
Americas                                     268.4                                 246.3

                                             555.8                                 515.9



Amortisation of intangible assets
Ireland *                                        -                                     -
Benelux                                        1.2                                   0.1
Rest of Europe                                 0.7                                   0.5
Americas                                       7.2                                   3.5

                                               9.1                                   4.1

* Total island of Ireland



5     Key Components of 2005 Performance



                                            Operating   Profit on    Trading   Finance      Assoc.    Pre-tax
                                  Revenue      profit   disposals     profit     costs        PAT      profit
euro million

2004 as reported                   12,755       1,220          11      1,231      (146)         19      1,104
Exchange effects                       50           6           -          6        (2)          -          4

2004 at 2005 rates                 12,805       1,226          11      1,237      (148)         19      1,108
Incremental impact in 2005 of:
- 2004 acquisitions                   536          42           -         42       (12)          -         30
- 2005 acquisitions                   448          18           -         18       (14)          -          4
Organic                               660         106           9        115         15          7        137

2005 as reported                   14,449       1,392          20      1,412      (159)         26      1,279

% change v. 2004:
As reported                           13%         14%                    14%                              16%
At constant 2005 rates                13%         13%                    14%                              15%



6     Proportionate Consolidation of Joint Ventures



                                                                               2005                       2004
Group share of:                                                             euro  m                    euro  m

Revenue                                                                       617.8                      474.4
Cost of sales                                                               (392.8)                    (301.9)

Gross profit                                                                  225.0                      172.5
Operating costs                                                             (143.6)                    (110.1)

Operating profit                                                               81.4                       62.4
Profit on disposal of fixed assets                                              0.8                        1.5

Profit before finance costs                                                    82.2                       63.9
Finance costs (net)                                                          (13.6)                     (11.7)

Profit before tax                                                              68.6                       52.2



7     Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

                                                                               2005                        2004
                                                                            euro  m                      euro m

Profit attributable to equity holders of the Company                          997.9                       866.1
Preference dividends paid                                                     (0.1)                       (0.1)

Numerator for basic and diluted earnings per Ordinary Share                   997.8                       866.0

Amortisation of intangibles                                                     9.1                         4.1
Depreciation charge                                                           555.8                       515.9

Numerator for cash earnings per Ordinary Share                              1,562.7                     1,386.0

                                                                             Number                      Number
Denominator for basic earnings per Ordinary Share                         of shares                   of shares

Weighted average number of shares (millions) in issue                         534.3                       529.5
Effect of dilutive potential shares (share options)                             4.4                         2.9

Denominator for diluted earnings per Ordinary Share                           538.7                       532.4

Earnings per Ordinary Share                                               euro cent                   euro cent
- basic                                                                      186.7c                      163.6c
- diluted                                                                    185.2c                      162.7c
Cash earnings per Ordinary Share (i)                                         292.5c                      261.8c



  (i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.


8      Net Debt and Finance Costs
                                                                               2005                      2004
Net debt                                                                    euro  m                    euro m
Non-current assets
Derivative financial instruments                                              154.8                     173.2
Current assets
Derivative financial instruments                                               30.7                       1.1
Liquid investments                                                            342.5                     311.7
Cash and cash equivalents                                                   1,148.6                   1,072.0
Non-current liabilities
Interest-bearing loans and borrowings                                     (4,524.5)                 (3,802.4)
Derivative financial instruments                                             (13.5)                    (51.9)
Current liabilities
Interest-bearing loans and borrowings                                       (582.3)                   (251.4)
Derivative financial instruments                                              (4.6)                   (210.4)

Total net debt                                                            (3,448.3)                 (2,758.1)

Including Group share of joint ventures' net debt                           (271.2)                   (257.0)

Finance costs (net)
Net Group finance costs on interest-bearing cash and cash
equivalents, loans and borrowings
                                                                              153.8                     139.8
Net pensions financing credit                                                 (5.4)                     (8.5)
Charge to unwind discount on provisions/deferred consideration                 15.6                      11.3
Net (credit)/charge re change in fair value of derivatives                    (4.9)                       3.8

Total net finance costs                                                       159.1                     146.4

Including Group share of joint ventures' net finance costs                     13.6                      11.7



9       Summarised Cash Flow

The table below summarises the Group's cash flows for the years ended 31st
December 2005 and 31st December 2004.


                                                                               2005                      2004
Inflows                                                                      euro m                    euro m

Profit before tax                                                             1,279                     1,104
Depreciation                                                                    556                       516
Amortisation of intangibles                                                       9                         4
Proceeds from disposal of fixed assets                                          103                       102
Share issues (net of expenses)                                                   61                        73

                                                                              2,008                     1,799

Outflows
Working capital movement                                                        119                        78
Capital expenditure                                                             652                       551
Acquisitions and investments                                                  1,298                     1,019
Dividends                                                                       185                       156
Tax paid                                                                        260                       205
Other                                                                            19                        29

                                                                              2,533                     2,038

Net outflow                                                                   (525)                     (239)
Translation adjustment                                                        (165)                        36

Increase in net debt                                                          (690)                     (203)



10       Other


                                                                                     2005         2004

EBITDA interest cover (times)                                                        12.7         12.3

EBIT interest cover (times)                                                           9.0          8.6

EBITDA = earnings before interest, tax, depreciation and amortisation, excluding share of joint ventures

EBIT = earnings before interest and tax, excluding share of joint ventures

Interest excludes  share of  joint ventures
Average shares in issue                                                             534.3m      529.5m
Net dividend per share (euro cent)                                                   39.0c       33.0c
Dividend cover (Earnings per share/Dividend per share)                                4.8x        5.0x

Depreciation charge  - subsidiaries (euro m)                                         525.2       494.4
Depreciation charge  - share of joint ventures (euro m)                               30.6        21.5
Amortisation of intangibles  - subsidiaries (euro m)                                   9.1         4.1
Amortisation of intangibles  - share of joint ventures (euro m)                          -           -

Share option expense charged in operating profit (euro m)                             13.9         9.7

Market capitalisation at year-end (euro m)                                        13,327.7    10,492.2
Total equity at year-end (euro m)                                                  6,233.7     4,979.4
Net debt (euro m)                                                                  3,448.3     2,758.1
Net debt as a percentage of total equity                                               55%         55%
Net debt as a percentage of market capitalisation                                      26%         26%



11        Statutory Accounts

The financial information presented in this report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2005 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2004, prepared in accordance with Irish GAAP and containing an unqualified audit report, have been delivered to the Registrar of Companies.


12        Board Approval

This results announcement was approved by the Board of Directors of CRH plc on 6th March 2006.


13       Annual Report post-out and Annual General Meeting (AGM)

The 2005 Annual Report is expected to be posted to shareholders on Friday, 31st March 2006 together with details of the Scrip Dividend Offer in respect of the final 2005 dividend. The 2005 Annual Report will be available to the public from Monday, 3rd April 2006 at the Company's registered office. The Company's AGM is scheduled to be held in Jury's Hotel, Ballsbridge, Dublin on Wednesday, 3rd May 2006.


 Contact at Dublin   404 1000  (+353 1 404 1000)

 Liam O'Mahony                 Chief Executive
 Myles Lee                     Finance Director
 Eimear O'Flynn                Head of Investor Relations
 Maeve Carton                  Group Controller






CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404
                           1000  FAX +353.1.404 1007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  7 March 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director